# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PROVECTUS BIOPHARMACEUTICALS, INC., CIK 0000315545
CUSIP: 74373P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 800 S. GAY STREET, SUITE 1610, KNOXVILLE, Tennessee (TN), 37929
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001493152-24-026262
Filed by CIK 0001689739
Persons authorized to receive notices and communications: Heather Raines, 800 S. Gay Street, Suite 1610, Knoxville, Tennessee (TN), 37929, (866) 594-5999

## Reporting persons
- Pershing Edward (CIK 0001689739): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 52,278,925; shared voting power 162,350; sole dispositive power 52,278,925; shared dispositive power 162,350; aggregate amount beneficially owned 52,441,275 (11.61% of the class)
  Comment: (1) Sole voting and dispositive power includes 176,000 shares of common stock owned directly by the Reporting Person, 2,822,030 shares of common stock owned by the Reporting Person through a retirement plan, 16,980,144 shares of common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, 28,667,610 shares of common stock issuable upon conversion of 2,866,761 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, and 3,633,141 shares of common stock issuable upon conversion of 363,314 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $908,554 aggregate principal amount and accrued interest of convertible promissory notes held by the Reporting Person.
  
  (2) Shared voting and dispositive power includes 60,600 shares of common stock owned by the Reporting Person's spouse, 16,500 shares of common stock owned by the Reporting Person's spouse through a retirement plan, 3,750 shares of common stock held as custodian for a grandchild, and 81,500 shares of common stock owned by Mr. Pershing's Foundation, a nonprofit corporation of which the Reporting Person is an affiliate.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PROVECTUS BIOPHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 800 S. GAY STREET, SUITE 1610, KNOXVILLE, Tennessee (TN), 37929
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement on Schedule 13D filed by Edward Pershing (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 3, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on December 6, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 filed with the SEC on December 1, 2025 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and this Amendment No. 3, the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of Provectus Biopharmaceuticals, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 3 and 5(a), (b) and (c), as set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows: The Issuer has issued an aggregate of $7,512,500 principal amount of secured convertible promissory notes (the "Notes") to the Reporting Person on various dates from April 13, 2018 to May 28, 2026. On various dates from April 13, 2018 to June 26, 2026, $6,642,500 principal amount of the Notes plus interest converted into 2,866,761 shares of the Issuer's Series D-1 Convertible Preferred Stock, par value $0.001 per share ("Series D-1 Convertible Preferred Stock") at a conversion price of $2.862 per share in accordance with the terms of the Notes. In addition, on February 9, 2026, the Reporting Person purchased 34,940 shares of Series D-1 Convertible Preferred Stock at a purchase price of $2.862 per share in a private transaction. In addition, on November 22, 2024, the Reporting Person purchased 80,365 shares of Series D-1 Convertible Preferred Stock at a purchase price of $2.862 per share in a private transaction. The 2,866,761 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person are convertible into 28,667,610 shares of Common Stock. The Reporting Person currently holds $908,554 aggregate principal amount of Notes that, along with accrued interest, are convertible into 363,314 shares of Series D-1 Convertible Preferred Stock, which are convertible into 3,633,141 shares of Common Stock. The remainder of the shares of Common Stock held by the Reporting Person were acquired in other market transactions from 2006 to 2016. The Reporting Person acquired the Issuer securities reported herein using his personal funds, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Issuer securities owned by the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: As of the date of this Amendment No. 3, the Reporting Person beneficially owns an aggregate of 52,441,275 shares of Common Stock, or 11.61% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 420,279,879 shares of Common Stock outstanding as of June 30, 2026 plus (i) 28,667,610 shares of Common Stock issuable upon conversion of 2,866,761 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person; (ii) 3,633,141 shares of Common Stock issuable upon conversion of 363,314 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $908,554 aggregate principal amount and accrued interest of convertible promissory notes held by the Reporting Person; and (iii) 16,980,144 shares of Common Stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: The Reporting Person has sole voting and dispositive power over (i) 176,000 shares of Common Stock owned directly by the Reporting Person, (ii) 2,822,030 shares of Common Stock owned by the Reporting Person through a retirement plan, (iii) 28,667,610 shares of Common Stock issuable upon conversion of 2,866,761 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, (iv) 3,633,141 shares of Common Stock issuable upon conversion of 363,314 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $908,554 aggregate principal amount and accrued interest of convertible promissory notes held by the Reporting Person; and (v) 16,980,144 shares of Common Stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days. The Reporting Person has shared voting and dispositive power over 60,600 shares of Common Stock owned by the Reporting Person's spouse, 16,500 shares of Common Stock owned by the Reporting Person's spouse through a retirement plan, 3,750 shares of Common Stock held as custodian for a grandchild, and 81,500 shares of Common Stock owned by Mr. Pershing's Foundation, a nonprofit corporation of which the Reporting Person is an affiliate.
Transactions in the class effected during the past sixty days:
Paragraph (c) of the Schedule 13D is being amended and supplemented by the addition of the following: The following transactions were effected during the sixty days prior to Amendment No. 3:

On June 5, 2026, a convertible promissory note in the aggregate principal amount of $25,000 held by the Reporting Person automatically converted into 9,436 shares of the Issuer's Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On May 28, 2026, the Reporting Person purchased a convertible promissory note from the Issuer in the principal amount of $15,000 pursuant to the Issuer's 2025 Financing.

On May 26, 2026, a convertible promissory note in the aggregate principal amount of $85,000 held by the Reporting Person automatically converted into 32,089 shares of the Issuer's Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On May 15, 2026, a convertible promissory note in the aggregate principal amount of $60,000 held by the Reporting Person automatically converted into 32,089 shares of the Issuer's Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On May 7, 2026, a convertible promissory note in the aggregate principal amount of $50,000 held by the Reporting Person automatically converted into 18,876 shares of the Issuer's Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

## Signatures
- Pershing Edward: /s/ Edward Pershing, Edward Pershing, Chairman and CEO (07/22/2026)